As filed with the Securities and Exchange Commission on April 8, 2022	Registration No. 333-253812

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

____________________________

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

____________________________

New Oriental Education & Technology Group Inc.
(Exact name of issuer of deposited securities as specified in its charter)
____________________________

Not Applicable
(Translation of issuer’s name into English)
____________________________

Cayman Islands
(Jurisdiction of incorporation or organization of issuer)
____________________________

Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)

1 Columbus Circle
New York, New York 10019
+1 (212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
____________________________

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
+1 (800) 221-0102
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP JingAn Kerry Centre, Tower II, 46/F 1539 Nanjing West Road Shanghai, People’s Republic of China +86 21-61938200	Melissa Butler, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +(44) 20 7532-1502

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☒

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee(3)
American Depositary Shares, each representing ten common shares of New Oriental Education & Technology Group Inc.	N/A	N/A	N/A	N/A
[1]	For the purpose of this table only the term "unit" is defined as one American Depositary Share.
[2]
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

[3]	Previously paid.

This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 (Registration No. 333-253812) is being filed solely to (i) effect a ratio change for each American Depositary Share so that the new ratio shall be one (1) American Depositary Share to ten (10) common shares of New Oriental Education & Technology Group Inc. and (ii) make corresponding changes reflecting the ratio change to the previously filed Deposit Agreement.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibits A and B to the form of Amendment No. 4 to the Deposit Agreement filed as Exhibit (a)(v) to this Post-Effective Amendment to the Registration Statement on Form F-6 (File No. 333-253812) previously filed by the Registrant, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Articles 14 and 15

	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Articles 13 and 14

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Article 12; Reverse of Receipt – Articles 14 and 15

	(v)	The sale or exercise of rights	Reverse of Receipt – Articles 13 and 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Articles 3, 6 and 9; Reverse of Receipt – Articles 13 and 16

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles 20 and 21 (no provision for extension)

	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Article 12

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Articles 2, 3, 4, 6, 8, 9 and 10; Reverse of Receipt – Article 22

	(x)	Limitation on the depositary’s liability	Face of Receipt – Articles 6 and 10; Reverse of Receipt – Articles 15, 16, 17 and 18

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt – Article 9

Item 2. AVAILABLE INFORMATION

New Oriental Education & Technology Group Inc. (the “Company”) is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and furnishes certain reports to, the U.S. Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s website (www.sec.gov) and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(i) (a)(ii)
Form of Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (“Deposit Agreement”).  — Previously filed as Exhibit (a) to Form F-6 (File No. 333-136862) and incorporated herein by reference.

Supplemental Agreement to Deposit Agreement, dated as of June 5, 2007 — Previously filed as Exhibit (a)(2) to Form F-6POS (File No. 333-136862) and incorporated herein by reference.

(a)(iii)	Supplement and Amendment No. 2 to Deposit Agreement, dated as of August 5, 2011 — Previously filed as Exhibit (a)(3) to Form F-6EF (File No. 333-176069) and incorporated herein by reference.
(a)(iv)	Supplement and Amendment No. 3 to Deposit Agreement, dated as of April 25, 2012 — Previously filed as Exhibit (a)(4) to Form F-6POS (File No. 333-176069) and incorporated herein by reference.
(a)(v)	Form of Amendment No. 4 to the Deposit Agreement— Filed herewith as Exhibit (a)(v).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

(d)
Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Previously filed as Exhibit (d) to Form F-6EF (File No. 333-253812) and incorporated herein by reference.

(e)	Certification under Rule 466. — Filed herewith as Exhibit (e).

(f)	Powers of attorney for certain officers and directors of the Company. —– Previously filed as Exhibit (f) to Form F-6EF (File No. 333-253812) and incorporated herein by reference.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 8, 2022.

Legal entity created by the form of Deposit Agreement for the issuance of American Depositary Receipts for common shares, par value US$0.001 per share of New Oriental Education & Technology Group Inc.

Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Michael Fitzpatrick
Name: Michael Fitzpatrick
Title: Vice President

By:	/s/ Kelvyn Correa
Name: Kelvyn Correa
Title: Director

Pursuant to the requirements of the Securities Act of 1933, as amended, New Oriental Education & Technology Group Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, the People's Republic of China, on April 8, 2022.

New Oriental Education & Technology Group Inc.

By:	/s/ Chenggang Zhou
Name: Chenggang Zhou
Title: Director and Chief Executive Officer

Under the requirements of the Securities Act, this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 has been signed by the following persons on April 8, 2022, in the capacities indicated.

Signature	Title

*	Chairman of the Board of Directors
Name: Michael Minhong Yu

/s/ Chenggang Zhou	Director and Chief Executive Officer (principal executive officer)
Name: Chenggang Zhou

*	Executive President and Chief Financial Officer (principal financial and accounting officer)
Name: Zhihui Yang

*	Director
Name: Louis T. Hsieh

*	Director
Name: Robin Yanhong Li

*	Director
Name: Denny Lee

*	Director
Name: John Zhuang Yang

*By:	/s/ Chenggang Zhou
Name: Chenggang Zhou Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of New Oriental Education & Technology Group Inc., has signed this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 in New York, New York, United States of America on April 8, 2022.

Authorized U.S. Representative
COGENCY GLOBAL INC.

By: /s/ Colleen De Vries
Name: Colleen De Vries
Title: Sr. Vice President on Behalf of Cogency Global Inc.

Index to Exhibits

Exhibit	Document
(a)(v) (e)	Form of Amendment No. 4 to the Deposit Agreement Rule 466 Certification